LEGG MASON ETF INVESTMENT TRUST

620 Eighth Avenue, 49th Floor

New York, New York 10018

April 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Capital Preservation Solution ETF, Legg Mason Conservative Growth Solution ETF, Legg Mason High Growth Solution ETF, Legg Mason Income Solution ETF and Legg Mason Moderate Growth Solution ETF (collectively, the “Funds”), each a series of Legg Mason ETF Investment Trust (the “Trust”)—Request for Withdrawal of Post-Effective Amendments Nos. 19, 26, 28, 29, 30, 32, 34, 37, 40, 44, 47, 48, 49, 51, 52, 55, 58, 61, 65, 67, 69, 75 and 79 to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-206784 and 811-23096)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A relating to the Funds:

1933 Act Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
19	5/12/2017	485APOS	0001193125-17-168323
26	7/25/2017	485BXT	0001193125-17-234553
28	8/23/2017	485BXT	0001193125-17-265226
29	9/21/2017	485BXT	0001193125-17-290042
30	10/20/2017	485BXT	0001193125-17-314866
32	11/17/2017	485BXT	0001193125-17-346555
34	12/15/2017	485BXT	0001193125-17-370335
37	1/12/2018	485BXT	0001193125-18-009609
40	2/9/2018	485BXT	0001193125-18-037425
44	3/9/2018	485BXT	0001193125-18-076982
47	4/6/2018	485BXT	0001193125-18-109399
48	5/4/2018	485BXT	0001193125-18-151902
49	6/1/2018	485BXT	0001193125-18-180555
51	7/2/2018	485BXT	0001193125-18-210599
52	7/27/18	485BXT	0001193125-18-228865
55	8/24/18	485BXT	0001193125-18-256680
58	9/21/18	485BXT	0001193125-18-279099
61	10/19/18	485BXT	0001193125-18-302413
65	11/16/18	485BXT	0001193125-18-328200
67	12/14/18	485BXT	0001193125-18-349419
69	1/11/19	485BXT	0001193125-19-007055
75	2/8/19	485BXT	0001193125-19-032015
79	3/8/19	485BXT	0001193125-19-068465

In making this request for withdrawal, the Trust confirms that no securities have been sold, or will be sold, in reliance on the Amendments or pursuant to the Prospectus and Statement of Additional Information contained therein.

If you have any questions, please feel free to contact me at (203) 703-7032.

Sincerely,
LEGG MASON ETF INVESTMENT TRUST

/s/ Rosemary D. Emmens
Rosemary D. Emmens
Assistant Secretary of the Trust